SECURITIES AND EXCHANGE COMMISSION
     Washington, D.C. 20549

     SCHEDULE 13D
     Under the Securities Exchange Act of 1934
     (Amendment No: 0)*

     Avani International Group, Inc.
     (Name of Issuer)


     Common Stock, $.0001
     (Title class of Securities)



     05348F 10 6
     (Cusip Number)



Windy Lam #328-17 Fawcett Road Coquitlam, British Columbia, Canada V7T 3T2 (604) 525 2386
(Name, Address and Telephone Number of Person to Receive
Notices and Communication)


     August 3, 1999
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following [ ].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior page.








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CUSIP No: 05348F 10 6
1) Name of Reporting Persons SS or IRS Nos. of above Persons:
Kam Chong Yip
No. 26 Jalan Pasar
Baru 1 Off. Jalan Meru
41050 Klang, Selangor
Malaysia

2) Check the Appropriate Box if a Member of a Group:
(a) [ ]
(b) [X]

3) SEC Use Only:

4) Source of Funds:     PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e): N/A

6) Citizenship or Place of Organization: Australian

Number of Shares  7) Sole Voting Power: 7,500,000
Beneficially      8) Shared Voting Power: None
Owned by Each     9) Sole Dispositive Power: 7,500,000
Reporting Person 10) Shared Dispositive Power: None
With

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    7,500,000
12) Check if the Aggregate Amount in Row 11 Excludes Certain Shares: N/A
13) Percent of Class Represented by Amount in Row 11: 31.27%
14) Type of Reporting Person: IN

     SCHEDULE 13D
Item 1. Security and Issuer.
Common Stock

Avani International Group, Inc.
#328-17 Fawcett Road
Coquitlam, BC
Canada V3K 6V2

Item 2. Identity and Background.
(a) Kam Chong Yip                       (d) No
(b) No. 26 Jalan Pasar                  (e) No
    Bara 1 Off. Jalan Meru              (f) Malaysian
    41050 Klang, Selangor
    Malaysia



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(c) Managing Director and Owner
    GM Build Sdn. Bhd
    No. 26 Jalan Pasar                  (e) No
    Bara 1 Off. Jalan Meru
    41050 Klang, Selangor
    Malaysia

Item 3. Source and Amount of Funds or Other Consideration.
On August 3, 1999, the reporting person acquired from the issuer 3,750,000 shares of common stock and 3,750,000 common stock for a total consideration of $750,000. Each common stock warrant enables the holder to purchase one share of common stock of the issuer. The stock purchase warrants are exercisable at a price per share of $0.20 on or before August 12, 2000, $0.25 on or before August 12, 2001, and $0.30 on or before August 12, 2002. Personal funds of the reporting person were used to acquire the described securities of the issuer.

Item 4. Purpose of Transaction.
To acquire for investment purposes 3,750,000 and 3,750,000 common stock warrants.

Item 5. Interest in Securities of Issuer.
On August 3, 1999, the reporting person acquired from the issuer 3,750,000 shares of common stock and 3,750,000 common stock warrants of the issuer. The reporting person has the sole power to vote or to direct the voting of these shares. Moreover, as of December 31, 1999, these shares represent 31.27% of the total issued and outstanding common stock of the issuer.

Other than as described herein, no other transactions were effected by the reporting person in the past sixty days. Moreover, other than as described herein, no other person is known to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock and common stock warrants as described herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.
None, other than as described herein.

Item 7. Material To Be Filed as Exhibits.
The agreements relating the to acquisition of control disclosed herein are incorporated by reference to the Company's Form 10-QSB for the period ended June 30, 1999, specifically Exhibits 10(xiv) and 10(xv) thereto.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature                Date: April 7, 2000

/s/Kam Chong Yip
Kam Chong Yip
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